

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2011

Mr. Haim Tsuff
Chief Executive Officer
Isramco, Inc.
2425 West Loop South, Suite 810
Houston Texas 77027

> **Re:** **Isramco, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **Response Letter Dated February 15, 2011**
> **File No. 000-12500**

Dear Mr. Tsuff:

We have completed our review of your filings, and do not have any further comments at this time.

Sincerely,

Ethan M. Horowitz
Branch Chief